Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

July 16, 2012

Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on September 11, 2012 at 14:30 p.m. Israel time.

                Holders of the Company's ordinary shares are being asked to vote on the following matters:

 1.            To approve the remuneration to be paid to Mr. Ze'ev Koren for serving as the Chairman of the Board of Directors of the Company commencing as of November 15, 2011, as more fully described in the proxy statement.

The item on the agenda requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (3 Hashikma Street, Azour, Israel).  A written ballot must be submitted at least 72 hours before the time of the Meeting and a proxy must be submitted at least 24 hours before the time of the Meeting.

Details regarding the matters on the agenda and some additional details regarding the Meeting are provided in the accompanying proxy statement.

Your cooperation is appreciated.

By order of the board of directors, /s/ Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

July 16, 2012

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 11, 2012 at 14:30 p.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on August 6, 2012 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation and Revocation of Proxies

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot. The proxy card must be received by the Company's transfer agent or at the Company's at least 24 hours prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy or written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

PROPOSAL ONE

APPROVAL OF REMUNEARTION OF MR. ZE'EV KOREN ACTING AS THE
CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

Background

Mr. Zeev Koren has served as a director of our company since 2006 and during the years 2006 - 2011 also served as a member of our audit committee. As of November 15, 2011 Mr. Koren serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in senior capacity in companies in the field of international forwarding and medical services. He holds a B.A. in Political Science and Criminology from Bar Ilan University, Israel.

In June 2012, our audit committee and board of directors approved payment of the amount of NIS 50,000 (approximately $12,500) to be paid to Mr. Koren on a quarterly basis and commencing as of November 15, 2011, for his role as the Chairman of our board of directors. Under the Israeli Companies Law, payment of remuneration to a director also requires the approval of our shareholders.

Proposal

Shareholders are being asked to approve the remuneration to be paid to Mr. Ze'ev Koren for his role as chairman of our board of directors in the sum of NIS 50,000 to be paid to Mr. Koren on a quarterly basis commencing as of November 15, 2011.

Vote Required

The affirmative vote of the holders of a majority of the ordinary shares, present in person or by proxy, and voting thereat is necessary for the approval of this matter.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on September  11, 2012 at 14:30  p.m. Israel time at the Company’s offices at 3 Hashikma Street, Azour, Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoints  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on September 9 , 2012 at the Company’s offices at said address (the “Extraordinary Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ☑ in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. To approve the remuneration to be paid to Mr. Ze'ev Koren for serving as the Chairman of the Board of Directors of the Company commencing as of November 15, 2011, as more fully described in the proxy statement.

The approval of proposal to be presented at the meeting requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat.

If no direction is made this proxy will be voted FOR Item 1.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

1.	Any alterations to this form must be initialled.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.